(212) 756-2153	edward.schauder@srz.com

November 10, 2005

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:	DynCorp International Inc.—Registration Statement on Form S-1
File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated October 27, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We note that DynCorp International LLC filed a registration statement on Form S-4 on August 9, 2005. To the extent comments are issued on the Form S-4 that also are applicable to this public offering on Form S-1, please make the appropriate corresponding changes.

The Registrant has conformed the Form S-1 to the Form S-4 to the extent applicable. However, as we discussed supplementally with the Staff in the context of the S-4 Registration Statement, the Registrant has maintained its disclosure with respect to its leadership position. Upon reflection, the Registrant acknowledges in response to the Securities and Exchange Commission letter dated October 25, 2005, Staff comment 1, in connection with its S-4 Registration Statement File No. 333-127343, the Registrant provided support that included much larger companies in the overall defense sector (i.e. providers of engineering services to Department of Defence and NASA, which include research and development and procurement programs) even though we do not compete with such larger companies. Rather, as the Registrant believes is clear from its existing disclosure, the Registrant competes in a unique sector of the overall defense budget, which is to provide mission critical outsourced technical services. The Registrant will supplementally provide the Staff with backup to support its leadership position in the sector in which it competes. The Registrant has also added disclosure under the caption “Market Share, Estimated Contract Value, Ranking and Other Data” further clarifying that it is not basing its statement as to its leadership position on the overall defense budget (i.e. government military contractors against whom it does not compete) but rather the sector in which it does directly compete, as discussed above, when it refers to its leadership position.

2.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

As requested, the Registrant has submitted copies of artwork to the Staff. Upon approval by the Staff, the artwork will be included in all the Registrant’s subsequent filings and in the preliminary and final prospectus.

Cover

3.	The cover page should contain only information required by Item 501 or that is key information. In this connection please delete the second paragraph and the second and third sentences in the third paragraph. See our Plain English Handbook available at www.sec.gov.

The revisions requested by the Staff have been made.

4.	Please revise to delete the term “Joint Book-Running Managers” at the bottom of the page. Please confirm that you will not include this information on the cover page in the final prospectus that you distribute to investors.

The reference to Joint Book-Running Managers has been deleted. The Registrant confirms that they will not include this information on the cover page in the final prospectus that is distributed to investors.

Prospectus Summary, page 1

5.	The summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure under “Industry Overview” starting on page 1 is repeated on pages 68 and 69. Disclosure regarding your business strengths and business strategy on pages 5 – 8 is repeated on pages 65 – 68. Please revise to delete repetitious disclosure. Also, please limit your summary to key information about your business and your offering, and provide the more detailed disclosure in the body of the prospectus.

The revisions requested by the Staff have been made.

6.	We note the discussion of industry trends, your business strengths and your business strategy. We further note your statement on page 21 that some of your competitors have greater financial and other resources than you do or are better positioned than you are to compete for contract opportunities. Please balance the summary by providing an equally prominent summary of your competitive weaknesses and risks associated with your business and this offering. In particular, please balance your disclosure on page 5 with a discussion immediately following of the most significant risk factors associated with an investment in your securities, including how your operating capital will be affected by the significant Class B dividend, your substantial financial leverage, your limited experience operating as a stand-alone company, your lack of diverse customer base and the fact that you will continue to be a “controlled company” following the offering.

The disclosure requested by the Staff has been added to the extent applicable. We note that the Registrant has not added any additional disclosure on how its operating capital will be affected by the special Class B dividend since it is expected that this dividend will be paid from the proceeds of the offering, and therefore will not have an impact on the Registrant’s operating capital. In addition, with respect to the Registrant being a “stand-alone entity,” as discussed with the Staff in the context of the Registrant’s operating company’s S-4 Registration Statement, we have not added further disclosure in the Risk Factors for the following reasons:

•	The Registrant’s operating company has been, from a practical standpoint, a stand-alone entity in every significant manner for a substantial period of time.

•	The Registrant’s operating company operated as a separate subsidiary of DynCorp from 2000 to 2003 and of Computer Sciences Corporation from 2003 until February 2005, responsible for its own operations.

•	The Registrant’s operating company was never fully integrated into Computer Sciences Corporation. Certain members of its current senior management have been engaged in managing many of its current contracts for more than 20 years.

7.

We note the disclosure in the second paragraph on page 1 as well as the disclosure in the introductory paragraph. Please clarify in the second paragraph that the numbers included here are based on pro forma financials for fiscal 2005 and that you had a pro forma net loss for fiscal 2005 and the twelve months ending July 1, 2005. In addition, please balance your discussion of the company’s financial position with disclosure explaining why you incurred a pro forma net loss for this period despite increased revenues, and include a brief description of the factors that have contributed to this pro forma net loss.

The Registrant has added the proposed sources and uses in Amendment No. 1 to the S-1 under the caption “Use of Proceeds”.

The Registrant has not added any disclosure regarding net loss on a pro forma basis, because after giving effect to the Offering Transactions, as defined on page 11 of the prospectus, there would no longer be a pro forma net loss. However, the Registrant has added disclosure that explains that the 2005 Acquisition contributed to the Registrant’s historical net loss in fiscal 2005, which was added in response to the Staff’s comment in the last sentence of comment 13.

8.	Please include a brief description of your debt, including the exchange offer and your aggregate indebtedness as of a recent date.

The disclosure requested by the Staff has been added under the caption “Summary of Risk Factors” in the summary box.

Industry Overview, page 1

9.	To the extent you retain disclosure related to the forecasted budget for various government agencies in the summary, please briefly discuss the fact that Congress is in charge of appropriating funds to government agencies and may not appropriate the amounts requested in any given year.

The disclosure requested by the Staff has been added.

10.	Please clarify how you have determined that the Department of Homeland Security’s budget has increased by a CAGR of 17 percent since 2000 in light of the fact that DHS did not exist in 2000.

Although the Department of Homeland Security did not exist in Fiscal Year 2000, the data obtained from Budget of the United States Government, Historical Tables, Fiscal Year 2006, pages 75-76 contains both data for predecessor agencies of the Department of Homeland Security and the Department of Homeland Security. The Registrant has provided this information supplementally to the Staff. In addition, the Registrant has clarified its disclosure under the captions “Market Share, Estimated Contract Value, Ranking and Other Data” and “Industry Overview” in the summary box, to clarify that the homeland security budget data presented in the prospectus prior to the establishment of the Department of Homeland Security on November 25, 2002 is derived from predecessors agencies.

In addition, in light of the fact that substantially all of your revenues have been generated from contracts with the Department of Defense and the Department of State, please explain how this statistic would be material to your operations.

While the Registrant’s current business with the Department of Homeland Security is not material, as discussed under the caption “Business—Business Strategy—Expand Domestic Service Offerings”, part of the Registrant’s strategy is to target the Department of Homeland Security going forward. When the Registrant was owned by both DynCorp Corporation and Computer Sciences Corporation, the Registrant was prevented from pursuing domestic business. This limitation no longer exists, and targeting the Department of Homeland Security for business is part of the Registrant’s strategy to pursue domestic federal government contracts. For example, the Registrant is currently working on a proposal for the Emergency Immigrant Expansion Facilities program for the Department of Homeland Security, which program is estimated to generate revenue of $77 million per annum. In addition, the Registrant is currently reviewing upcoming Department of Homeland Security programs for additional opportunities. Accordingly, the Registrant believes that the industry data on the Department of Homeland Security is relevant since it gives the investor a sense of the size of this targeted potential customer.

Business Overview, page 3

11.	In your chart on page 4 please also include net income as a comparison to EBITDA. In addition, please clarify what the “home office component” refers to in footnote (1) to the table.

The Registrant does not track net income by segment. Accordingly, the Registrant has updated its disclosure in its chart on page 3 to present revenues, operating income and depreciation and amortization. The Registrant’s management utilizes these GAAP measures when evaluating the operating performance of its reporting segments. Management believes this to be a more meaningful method of evaluating its operating segment performance due to the significant interest component and depreciation and amortization component of the Registrant’s net income that is primarily a result of the 2005 Acquisition. This presentation is consistent with the disclosure of segment information presented in the Registrant’s audited and interim financial statements.

Business Strength, page 5

12.	Much of your disclosure under this heading is repeated in other locations throughout the summary section. Please revise to eliminate repetitive disclosure in the summary section.

The revisions requested by the Staff have been made.

Business Strategy, page 7

13.	We note your statement on page 7 that you benefit from low capital expenditure requirements and your statement on page 8 that you believe your profitability will continue to improve. Please balance these and similar statements with disclosure that you had a pro forma net loss for fiscal 2005 and briefly discuss the factors that contributed to this net loss.

Please see the Registrant’s response to comment 7 above. The Registrant has added disclosure that the historical net loss for fiscal 2005 was a result of the 2005 Acquisition.

14.	Please disclose the percentage of outstanding securities of the company that the shares you are registering represent.

The disclosure requested by the Staff will be added under the caption “The Offering” in the summary box once the size of the offering and the price range has been determined.

Our Sponsor, page 8

15.	We note your disclosure on page 8 that you are currently controlled by Veritas Capital and its co-investors. Please identify these co-investors.

The disclosure requested by the Staff has been added.

We further note your disclosure on page 26 that Veritas Capital is in the business of making investments in companies that may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with you. Please revise to include this information in the summary and discuss whether Veritas Capital currently has any interests in businesses that compete directly or indirectly with you.

The disclosure requested by the Staff has been added under the caption “Our Sponsor” in the summary box. The Registrant has been advised by Veritas Capital that none of its existing portfolio companies currently compete directly or indirectly with the Registrant in the business in which the Registrant engages and has added related disclosure.

Please also revise, to the extent material, your disclosure found in the “Risk Factors” in response to this comment.

We note the response above that none of the Registrant’s equity sponsor’s existing portfolio companies currently competes with the Registrant. With respect to Veritas Capital’s portfolio companies ability to compete in the future, the Registrant believes that the disclosure under the caption “Risk Factors: We are controlled by affiliates of Veritas Capital, whose interests may not be aligned with yours” is adequate.

The Transactions, page 8

16.	We note your description of the transactions on page 8. Please expand your disclosure to provide additional information in the summary regarding your acquisition by Veritas Capital from Computer Sciences Corporation, including a discussion of the purchase price, your preferred shares and your current corporate structure. In addition, please briefly describe the net working capital adjustment and the current status of negotiations.

The disclosure requested by the Staff has been added.

17.	Please describe any transition services agreements that enable you to operate as a stand-alone company and any management agreements with Veritas Capital, including all fees associated with these agreements.

The disclosure requested by the Staff has been added.

Further, we note your disclosure on page 87 that, as consideration for planning, structuring and related services with respect to the offering transactions, you will pay Veritas Capital a fee to be determined. Please revise your disclosure in this section and on page 87 to include this fee and quantify the amount when it is known.

The disclosure requested by the Staff has been added under the caption “Offering Transactions” in the summary box, as well as on page 92 of Amendment No. 1.

The Offering Transactions, page 9

18.	We note your disclosure on page 24 that the indenture, the senior credit facility and the certificates of designation governing your preferred stock contain restrictive provisions that limit your ability to pay dividends. Please expand your disclosure to discuss how these limitations impact the special Class B dividend or advise us as to why they do not impact this payment.

The Registrant is not subject to the indenture and therefore the Registrant has not added disclosure with respect to the special Class B dividend. As discussed under the caption “Use of Proceeds,” since all of the existing Series A preferred stock will be redeemed simultaneously upon consummation of the offering, any restrictions pertaining to the special Class B dividend set forth in the certificates of designation are not relevant and accordingly, the Registrant has not added any disclosure with respect to any restrictions under the certificates of designation on the payment of dividends. The restrictive provisions that limit the Registrant’s ability to pay dividends under the senior secured credit facility preclude the special Class B dividend absent a waiver. The Registrant intends to obtain such a waiver and has revised its disclosure under the caption “Offering Transactions” in the summary box to disclose this.

The Offering, page 10

19.	When known, please disclose the portion of offering proceeds that will be paid to Veritas Capital and its affiliates.

The disclosure requested by the Staff will be added once the size of the offering and the price range have been definitively determined.

Risk Factors, page 13

20.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	“We may experience labor disruptions associated with the expiration of our collective bargaining agreements,” page 20

•	“Competition in our industry could limit our ability to attract and retain customers, which could adversely affect our operating performance,” page 21

•	“Environmental laws and regulations may subject us to significant costs and liabilities,” page 23

•	“Our substantial level of indebtedness could adversely affect our financial condition,” page 23

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The revisions requested by the Staff have been made.

21.

We note that Goldman Sachs Credit Partners L.P. and Bears, Stearns & Co. Inc. may receive a portion of the offering proceeds as repayment of outstanding debt under the credit facility. In addition, we note your disclosure on page 105 that affiliates of Credit Suisse First Boston LLC have a combined beneficial ownership of approximately 10% in DIV Holding LLC. Please revise throughout your prospectus to include appropriate and detailed disclosure regarding the risks associated with the lack of an unaffiliated underwriter

8

for this offering and that certain underwriters in this offering have interests in the successful completion of the offering beyond customary underwriting discounts and commissions. You should address specifically the risk associated with the underwriter due diligence obligation. If you intend to voluntarily comply with NASD Rule 2720 by having an unaffiliated underwriter act as a Qualified Independent Underwriter, please revise to provide appropriate disclosure.

In response to the Staff’s comment, the Registrant has revised the “Risk Factors” section of the Registration Statement to provide a risk factor with the following heading: “Certain of the underwriters may receive a portion of the offering proceeds through indirect ownership of DIV Holding LLC, the existing holder of all of our common stock, or through repayment of outstanding indebtedness under our senior secured credit facility.” The Registrant has also added conforming disclosure in the “Underwriting” section of the Registration Statement.

Risks Relating to Our Business, page 16

Suspension or debarment by the U.S. government..., page 19

22.	We note that certain laws and regulations affect how you do business and, in some instances, impose added costs on your business. Please expand your disclosure to briefly discuss and quantify these added costs.

Upon reflection, the Registrant has deleted reference to the imposition of added costs on its business since the cost of compliance is included in its contract pricing. The Registrant has clarified its disclosure to reflect the potential of increased costs in the form of penalties and increased cost of performance in resolving a violation. These amounts are not quantifiable since they would be dependent on the specific facts and circumstances that would be the subject of a government investigation.

Environmental laws and regulations may subject..., page 23

23.	We note that your operations include the use, generation and disposal of hazardous materials. Please expand your disclosure to briefly describe how your operations use, generate and dispose of hazardous materials.

The disclosure requested by the Staff has been added.

Risks Related to Our Indebtedness, page 23

Despite our current indebtedness level..., page 25

24.	We note that the terms of the senior secured credit facility and the senior subordinated notes do not fully prohibit you or your subsidiaries from incurring additional indebtedness. Please expand your disclosure to briefly describe the restrictions and quantify, if possible, the additional indebtedness you could incur.

The Registrant has expanded the risk factor to briefly describe the indebtedness permitted by its senior secured credit facility and has added a cross reference to the “Description of Material Indebtedness” section, which includes a more complete description of permitted indebtedness under the indenture pertaining to the senior subordinated notes. It is not possible to quantify the specific dollar amount of the indebtedness the Registrant may incur because its senior secured credit facility does not provide for a specific dollar amount of indebtedness that it may incur. Rather, the senior secured credit facility limits the Registrant’s indebtedness to certain categories as described in the material indebtedness section referenced above, the Registrant has added disclosure to clarify this. The Registrant has not described the limitations on indebtedness imposed by its senior subordinated notes because the senior subordinated notes contain restrictions that are no more restrictive than the senior secured credit facility. Thus, the restrictions in the senior secured credit facility govern the Registrant’s ability to incur additional indebtedness. The Registrant has added disclosure to clarify that the senior secured credit facility governs its ability to incur additional indebtedness.

Risks Relating to the Offering, page 25

We are controlled by affiliates of Veritas Capital..., page 26

25.	We note that you are controlled by affiliates of Veritas Capital. Please expand your disclosure to identify these affiliates.

The disclosure requested by the Staff has been added.

We do not intend to pay dividends..., page 27

26.	We note that you intend to use at least $100 million of the aggregate net proceeds to pay the special Class B dividend. Please revise to include a separate risk factor discussion regarding this special dividend and the risk relating to the fact that a significant portion of the proceeds from this offering will not be used to further invest in your business or reduce your debt.

The Registrant has revised its disclosure to include a separate risk factor as requested by the Staff.

The 2005 Acquisition, page 29

27.	We note your statement on page 29 that current estimates of the working capital adjustment are between $55 and $65 million. We further note the footnote on page 41 referencing the estimated purchase price adjustment of $62.5 million payable in the form of your Series A-2 preferred stock to Computer Sciences Corporation. Please revise your disclosure in this section and the summary to clarify, if true, that the current estimates of the working capital adjustment reflect an increase in your net working capital and will result in a corresponding increase in the amount of preferred stock issued to Computer Sciences Corporation and discuss any other impacts on your current operations and structure as a result of this adjustment.

The disclosure requested by the Staff has been added.

28.	Please provide an organization chart reflecting your ownership structure immediately following the offering that specifies the ownership of all classes of your preferred and common stock.

The disclosure requested by the Staff has been added.

Use of Proceeds, page 32

29.	We note that you intend to use the proceeds of this offering to pay a special dividend of approximately $100 million to holders of Class B stock, to repay certain indebtedness, to pay certain prepayment penalties and transaction expenses and for general working capital purposes. Please expand your disclosure in this section and on page 32 to briefly describe the prepayment penalties, the transaction expenses and the indebtedness, including the interest rate, maturity and its use of proceeds. Refer to Item 504 of Regulation S-K.

The disclosure requested by the Staff has been added.

Dividend Policy, page 33

30.	Reference is made to your discussion of the Class B dividend. It does not appear that all amounts will represent a portion of the Company’s profit. If the amounts you plan to pay to the Class B shareholders represent distributions, please revise your disclosures as appropriate to characterize the amounts as such or advise us. Also, please include disclosure of the portion representing a return of capital, if any.

The amount of the distribution to the Class B shareholder which represents a portion of the Registrant’s profit will depend on the distribution date. It is estimated that if the distribution takes place on December 30, 2005, on the basis of net profits since the inception of the Registrant, approximately $1.1 million would represent the Registrant’s accumulated profits and the remainder of the distribution would be return of capital. Accordingly, the Registrant has revised the disclosure as requested by the Staff.

31.	We note that the existing stockholder will be the only person entitled to receive the payment of the special Class B dividend. Please identify the existing stockholder on page 33.

The disclosure requested by the Staff has been added.

Capitalization, page 34

32.	Advise us why you have included cash and cash equivalents in deriving your total capitalization.

The Registrant has removed cash and cash equivalents from the capitalization table on page 34 of the S-1 filing.

33.	We note that your preferred stock subject to mandatory redemption should be classified as a liability pursuant to SFAS 150. Please avoid presentation here and elsewhere in your document (ex. pro forma financial statements) of these amounts in a manner that would give the appearance that your preferred stock is temporary equity.

The Registrant has modified its disclosure to avoid any appearance of characterizing preferred stock subject to mandatory redemption as a component of equity. In addition, the Registrant has updated disclosure of total debt to include preferred stock subject to mandatory redemption under the captions “Prospectus Summary: Summary of Consolidated Historical and Pro Forma Financial Data” and “Selected Historical Consolidated Financial Data.”

Dilution, page 36

34.	We note the table on page 36 summarizing the differences between the shares of Class A common, the total consideration and the average price per share paid by your existing stockholder and by new investors. Please update to provide the information that is known, including the price per share paid by your existing stockholder.

The price per share paid by the Registrant’s existing holder of common stock is not currently known and the disclosure requested by the Staff will be added once the size of the offering and the price range has been definitively determined.

Pro Forma Financial Information, page 40

35.	Tell us why you have not included earnings per share information or revise to include. Similarly, you should include earnings per share data in your audited and interim financial statements.

The Registrant has revised its disclosure to include earnings per share information for successor period presentation in its pro forma financial information and in its audited and interim financial statements.

36.	Further to our previous comment, upon including pro forma per share data please advise us how you applied SAB Topic 1.B.3 as it relates to your Class B dividend.

The Registrant will evaluate the application of SAB Topic 1.B.3 upon declaration of the special Class B dividend and upon determining number of shares issued in order to satisfy the portion of the dividend not satisfied through profits.

37.	Please advise us and disclose as appropriate the purpose of presenting pro forma financial data for the twelve months ended July 1, 2005 under Article 11 of Regulation S-X.

In response to the Staff’s comment, the Registrant has provided pro forma financial data for the twelve months ended July 1, 2005 because it believes that this most recent four-quarter period provides management and investors with useful information about its recent performance. Moreover, we believe that comparisons of our pro forma results of operations for the twelve months ended July 1, 2005 to our pro forma results of operations for our fiscal year ended April 1, 2005, and to our results of operations for other annual periods, provides important information about our performance since our acquisition by Veritas Capital in February, 2005.

Management, page 79

38.	We note that an additional director who qualifies as a financial expert under the rules of the SEC and NYSE will be added to your board prior to the consummation of the offering and that you intend to establish an audit committee prior to the offering. Prior to effectiveness, please update your disclosure accordingly and clarify whether you intend for all of the members of the Audit Committee to be independent.

The Registrant confirms that this disclosure will be updated prior to effectiveness.

39.	We note your disclosure on page 26 that, because you are a controlled company within the meaning of the NYSE Rules, you will be exempt from the NYSE requirements that your board be composed by a majority of independent directors and that your compensation and corporate government committees be composed entirely of independent directors. Please expand your disclosure in this section to include this information.

The disclosure requested by the Staff has been added.

Certain Relationships and Related Transactions, page 87

40.	Please expand your disclosure in this section to discuss the special Class B dividend to be paid to your existing stockholder.

The disclosure requested by the Staff has been added.

Description of Capital Stock, page 92

41.	We note your statement that the summary does not purport to be complete and is subject to your amended and restated certificate of incorporation and bylaws and the provisions of applicable law. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

The revisions requested by the Staff have been made.

Underwriting, page 104

42.	We note the discussion beginning on page 107 regarding the offering of stock in foreign countries. Please tell us whether this public offering is part of a global offering and revise your disclosure as appropriate.

In response to the Staff’s comment, this offering is not part of a global offering. The disclosure was added to address the possibility that a limited number of foreign investors outside the United States may be provided information concerning the offering during the marketing of the offering in the United States.

43.	We note that the underwriter has reserved shares for sale directly to your directors, employees and other persons. Please describe for us the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed share program differ from the procedures for the general offering to the public?

In response to the Staff’s comment, the Registrant will supplementally provide draft copies of the materials proposed to be distributed (manually or through Credit Suisse First Boston LLC’s Directed Share Program Online Procedures) in connection with soliciting interest in the directed share program (the “Program”). To date, no persons have received copies of such materials. The Registrant and Credit Suisse First Boston LLC (“CSFB”) will work together to implement the Program. The Program is part of the underwritten offering. The procedures for the Program do not differ materially from the procedures for the general offering. Generally the only differences are:

•	communications that would customarily be made via telephone in the general offering context are made to Program participants in writing or online with their authorization;

•	Program participants must open new accounts with CSFB if they do not already have them; and

•	Program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the Program.

The allocation of the shares to directed share participants is determined by the Registrant, and the mechanics of selling the shares is handled by CSFB as underwriter. The Registrant will identify a list of directors, officers, employees, customers and vendors who will be entitled to purchase shares in the Program (along with their names, home and email addresses, telephone numbers, tax identification information, and positions and names of employers) and will provide that list to CSFB. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Registrant explaining that CSFB is facilitating the Registrant’s Program, attaching a preliminary prospectus and the other Program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134. If a person is interested in participating, that person completes the required documentation (which includes an IPO Certification form pursuant to National Association of Securities Dealer’s Inc. Rule 2790) and returns it to CSFB (via regular or overnight mail or facsimile) so that CSFB can open an account to receive the shares once allocated. Online participants as well as participants utilizing the manual paper process must return manually signed New Account Opening Documents and the IPO Certification form to the address to which they are directed in the materials. There is no pre-funding or account-funding requirement; CSFB will not accept funds from any Program participant until after the registration statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given an opportunity to confirm that they wish to purchase the shares allocated to them. After the registration statement has been declared effective and the offering is priced, the Registrant and CSFB prepare a final approved list of allocations. CSFB notifies verbally or by email each person who has been allocated shares of the number of shares that have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to CSFB. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

The Registrant has been advised by the underwriters that Kristina Wyatt of the Staff has previously reviewed and commented on the Program procedures and documentation and may be able to answer any additional questions the Staff may have on the Program and related materials.

44.	We note your disclosure that affiliates of Credit Suisse First Boston LLC have a combined beneficial ownership of approximately 10% in DIV Holding LLC. Please expand your disclosure to identify these affiliates and clarify whether Credit Suisse will receive a portion of the special Class B dividend.

In response to the Staff’s comment, the Registrant has added disclosure in the “Risk Factors” and “Underwriting” sections of the Registration Statement.

45.	We note that Goldman Sachs Credit Partners L.P. and Bears, Stearns & Co. Inc. are lenders under your senior secured credit facility and may receive a portion of the offering proceeds as repayment of outstanding debt under the credit facility. Please expand your disclosure to include this information and describe and quantify any fees these underwriters have received or will receive in connection with the credit facility and any planned repayment. In addition, we further note your disclosure that you and your subsidiaries may from time to time enter into other investment banking relationships with the underwriters. Please clarify, if true, that, aside from this offering and the credit facility, you have not entered into any other arrangement or relationships with any of the underwriters.

In response to the Staff’s comment, the Registrant has added disclosure in the “Risk Factors” and “Underwriting” sections of the Registration Statement.

Additionally, the Registrant has not entered into any additional arrangements or relationships with any of the underwriters that has not yet been disclosed.

46.	We note that a prospectus may be made available on the websites maintained by one or more representatives and also may be made available on the websites maintained by other underwriters.

•	Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

•	Briefly describe any electronic distribution in the filing.

•	Please describe whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

•	Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

If any of the underwriters will be utilizing procedures that have already been cleared by the Staff, please confirm to us that the procedures and materials to be utilized have not changed since they were cleared.

The Registrant has been informed by the lead managers that they or their affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. If the Registrant becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of this letter, it will promptly supplement this response to identify those members and either provide a description of their procedures of confirm that their procedures have been previously reviewed with the Staff.

In order to help alleviate concerns that may be raised by any possible online distribution or posting of the preliminary prospectus on the web, the representatives of the underwriters have indicated to the Registrant that they will include the following language in a communication to potential syndicate members:

By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) if you are making an online distribution, you are following procedures for online distribution previously reviewed by the Securities and Exchange Commission and the Securities and Exchange Commission raised no objections to the procedures reviewed and those procedures have not changed.

Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.”

The Registrant will promptly supplement this response with information relating to any third party arrangements that other underwriters are putting into place as such information becomes available.

Financial Statements

Report of Independent Registered Public Accounting Firm

47.	In the opinion paragraph there does not appear to be a reference to the period from March 30, 2002 to March 7, 2003. Please advise or revise accordingly.

The Registrant’s independent registered public accounting firm references the period from March 30, 2002 to March 7, 2003 in the last sentence of its opinion paragraph.

Note 10 – Long-Term Debt, page F-22

48.	We note from the disclosure on page 33 that there are restrictions on the payment of dividends by your subsidiaries as a result of their debt agreements. Please advise us how you complied with the disclosure provisions of Rule 4-08(e) of Regulation S-X. In addition, advise us how you evaluated whether Schedule I under Rule 5-04 of Regulation S-X was required.

The Registrant has revised its disclosure to comply with Rule 408(e) of Regulation S-X. In addition, upon further evaluation the Registrant has included Schedule I in its financial statements.

Part II. Information Not Required in Prospectus

Exhibits

49.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Registrant has noted the Staff’s comment and will file all exhibits as soon as practicable. The Registrant will provide supplementally a draft copy of the legal opinion for the Staff’s review.

* * * * *

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Edward H. Schauder, Esq.

Edward H. Schauder, Esq.

CC:	Michael J. Thorne
DynCorp International, LLC
Chief Financial Officer

Michael R. Littenberg
Schulte Roth & Zabel LLP
Partner